# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SL Science Holding Ltd, CIK 0002070534
CUSIP: G8191L116
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 11th Floor, No. 479 Chongyang Road, Nangang District, Taipei, Taiwan (F5), 115010
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0002124675
Persons authorized to receive notices and communications: Ching-Dong Wang, 11th Floor, No. 479 Chongyang Road, Nangang District, Taipei, Taiwan (F5), 115010, 886-2-26516826

## Reporting persons
- Ching-Dong Wang (CIK 0002124675): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: other (OO); sole voting power 333,832,129; shared voting power 0; sole dispositive power 333,832,129; shared dispositive power 0; aggregate amount beneficially owned 333,832,129 (59.53% of the class)
  Comment: Represents 333,832,129 ordinary shares, par value $0.00001 per share (the "Ordinary Shares"), of SL Science Holding Limited, a company incorporated in the Cayman Islands (the "Issuer"), beneficially owned by Ching-Dong Wang, including (i) 329,286,823 Ordinary Shares held by SL Link Holding Ltd., and (ii) 4,545,306 Ordinary Shares held by Ching-Dong Wang. The percentage listed in Row 13 is based on a total of approximately 560,759,740 Ordinary Shares issued and outstanding as a result of the completion of the Business Combination (as defined herein) on June 12, 2026, which does not include 260,000 Ordinary Shares convertible on December 12, 2026 from 780,000 preferred shares, par value $0.00001 per share (the "Preferred Shares"), issued and outstanding as of October 1, 2026. For more information regarding the Business Combination, see Item 4 of this Schedule 13D.
- SL Link Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 329,286,823; shared voting power 0; sole dispositive power 329,286,823; shared dispositive power 0; aggregate amount beneficially owned 329,286,823 (58.72% of the class)
  Comment: SL Link Holding Ltd. is a company incorporated in the Cayman Islands which is owned equally by Ching-Dong Wang and his spouse. Ching-Dong Wang is the sole director of SL Link Holding Ltd. As a result, Ching-Dong Wang is deemed to have voting and dispositive power over the securities of the Issuer held by SL Link Holding Ltd. The percentage listed in Row 13 is based on a total of approximately 560,759,740 Ordinary Shares issued and outstanding on a fully converted basis as a result of the completion of the Business Combination (as defined herein) on June 12, 2026, which does not include 260,000 Ordinary Shares convertible on December 12, 2026 from 780,000 Preferred Shares issued and outstanding as of October 1, 2026. For more information regarding the Business Combination, see Item 4 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Name of issuer: SL Science Holding Ltd
Address of issuer's principal executive offices: 11th Floor, No. 479 Chongyang Road, Nangang District, Taipei, Taiwan (F5), 115010

## Item 2. Identity and Background
Name of person filing: This statement is filed by Ching-Dong Wang, and SL Link Holding Ltd. (collectively, the "Reporting Persons"). The Reporting Persons beneficially own approximately 59.53% of the issued and outstanding ordinary shares, par value $0.00001 per share (the "Ordinary Shares"), of SL Science Holding Ltd (the "Issuer"), based on an aggregate of approximately 560,759,740 Ordinary Shares issued and outstanding as a result of the completion of the business combination between SL BIO Ltd. ("SL Bio") and Horizon Space Acquisition II Corp. ("HSPT") on June 12, 2026, which does not include 260,000 Ordinary Shares convertible on December 12, 2026 from 780,000 Preferred Shares issued and outstanding as of October 1, 2026.
Residence or business address: The principal business address of the Reporting Persons is c/o 11th Floor, No. 479 Chongyang Road, Nangang District, Taipei, Taiwan R.O.C. 115010.
Present principal occupation or employment: Ching-Dong Wang is the Chief Executive Officer, director, and Chairman of Board of the Issuer.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: Ching-Dong Wang is a citizen of Taiwan. SL Link Holding Ltd. is a company incorporated in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 12, 2026, SL Bio and HSPT completed a business combination pursuant to the business combination agreement, dated May 9, 2025 (the "Business Combination Agreement"), by and among the Issuer, HSPT, CW Mega Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of the Issuer ("Merger Sub I"), WW Century Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of the Issuer ("Merger Sub II"), and SL Bio, under which, among other things, (i) Merger Sub I will merge with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of the Issuer (the "First Merger"), and (ii) following the First Merger, Merger Sub II will merge with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of the Issuer (the "Second Merger," and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). Upon the consummation of the Business Combination, each of HSPT and SL Bio became a subsidiary of the Issuer, and HSPT's shareholders and SL Bio's shareholders received Ordinary Shares of the Issuer. As a result of the completion of the Business Combination, (i) SL Link Holding Ltd. received 329,286,823 Ordinary Shares, and (ii) SL Link Co., Ltd. received 4,545,306 Ordinary Shares. SL Link Co., Ltd. is a company incorporated in Taiwan. Ching-Dong Wang owned a 50.63% equity interest in SL Link Co., Ltd. at the time of the consummation of the Business Combination and currently owns a 50.73% equity interest, and is the Chairman of the Board and Chief Executive Officer of SL Link Co., Ltd. As a result, Ching-Dong Wang is deemed to have voting and dispositive power over the securities of the Issuer held by SL Link Co., Ltd. Following the completion of the Business Combination, Ching-Dong Wang beneficially owned an aggregate of 333,832,129 Ordinary Shares. On September 29, 2026, SL Link Co., Ltd. sold and transferred 4,545,306 Ordinary Shares to Ching-Dong Wang for an aggregate purchase price of US$2,272,653 (the "Share Transfer"). The aggregate number of Ordinary Shares beneficially owned by Ching-Dong Wang remained 333,832,129 following the Share Transfer. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise. Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference into this Item 5(a). The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of approximately 560,759,740 Ordinary Shares issued and outstanding as a result of the completion of the Business Combination, which does not include 260,000 Ordinary Shares convertible on December 12, 2026 from 780,000 Preferred Shares issued and outstanding as of October 1, 2026. The Reporting Persons beneficially own 333,832,129 Ordinary Shares, representing approximately 59.53% of the issued and outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference into this Item 5(b). The beneficial ownership of the Reporting Persons is 333,832,129 Ordinary Shares, representing approximately 59.53% of the issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Other than the disposition of the Ordinary Shares as reported in this Schedule 13D, no transactions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7.1 Joint Filing Agreement, dated October 1, 2026.

## Signatures
- Ching-Dong Wang: /s/ Ching-Dong Wang, Ching-Dong Wang (10/01/2026)
- SL Link Holding Ltd.: /s/ Ching-Dong Wang, Ching-Dong Wang/Director (10/01/2026)